SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Ranked as the Leader in the Global PSIM Market by IMS Research, Dated January 3, 2013

99.2	Press Release: NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in Analyst Firm’s 2012 Anti-Money Laundering Technology Report, Dated January 7, 2013

99.3	Press Release: NICE Situator Named Best PSIM Solution in GSN’s 2012 Homeland Security Awards, Dated January 8, 2013

99.4	NICE Utilizes Voice Biometrics Technology to Expand Fraud Prevention Suite to Contact Centers, Dated January 9, 2013

99.5	Press Release: NICE Actimize’s Card Fraud Solution Used by Thailand’s National ITMX, A Leading Interbank Payment Provider, to Detect Fraud, Dated January 15, 2013

99.6	Press Release: NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in Analyst Firm’s 2012 Enterprise Fraud Management Report, Dated January 23, 2013

99.7	Press Release: NICE Again Ranked as Worldwide Leader in Speech Analytics Market by Analyst Firm DMG Consulting, Dated January 24, 2013

99.8	Press Release: NICE Launches Industry’s First Full Cloud-Based Workforce Optimization Suite, Dated January 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: February 6, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Ranked as the Leader in the Global PSIM Market by IMS Research, Dated January 3, 2013

99.2	Press Release: NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in Analyst Firm’s 2012 Anti-Money Laundering Technology Report, Dated January 7, 2013

99.3	Press Release: NICE Situator Named Best PSIM Solution in GSN’s 2012 Homeland Security Awards, Dated January 8, 2013

99.4	NICE Utilizes Voice Biometrics Technology to Expand Fraud Prevention Suite to Contact Centers, Dated January 9, 2013

99.5	Press Release: NICE Actimize’s Card Fraud Solution Used by Thailand’s National ITMX, A Leading Interbank Payment Provider, to Detect Fraud, Dated January 15, 2013

99.6	Press Release: NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in Analyst Firm’s 2012 Enterprise Fraud Management Report, Dated January 23, 2013

99.7	Press Release: NICE Again Ranked as Worldwide Leader in Speech Analytics Market by Analyst Firm DMG Consulting, Dated January 24, 2013

99.8	Press Release: NICE Launches Industry’s First Full Cloud-Based Workforce Optimization Suite, Dated January 29, 2013